

Mail Stop 4631   September 28, 2009

Gordon Knott
Chief Executive Officer
Vinyl Products, Inc.
2210 South Ritchey Street
Santa Ana, CA 92705

>   **Re: Vinyl Products, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 18, 2009**
>   **File No. 333-158254**
>
>   **Quarterly Report on Form 10-Q/A**
>   **Filed September 15, 2009**
>   **File No. 000-52769**

Dear Mr. Knott:

   We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A, Filed on September 18, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Identification of Material Weaknesses in Controls and Procedures, page 19

1. We note your revised disclosure in the first paragraph of this section relating to disclosure controls and procedures. Please note that disclosure controls and procedures are not designed to provide a reasonable level of assurance regarding the information you are required to disclose in your Exchange Act reports. Please revise your disclosure in accordance with the complete definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

Results of Operations, page 21

2. We have read your response to comment 11 in our letter dated August 26, 2009.
    We note you have not revised the gross profit discussions to include the effect of
    the discounts you receive from your supplier. Please confirm to us that such
    discounts did not have a material impact on gross profit, or otherwise revise your
    filing accordingly.

Note A – Summary of Significant Accounting Policies, page F-7

3. We have read your response to comment 14. You have told us that you do not
    believe that you have to address our concern that the "financing discounts"
    constitute interest income to the Company because they are amounts paid to
    finance companies. Please provide to us a detailed explanation of the transactions
    that generate the "financing discounts" so it is clear whether these amounts are
    substantially different from credit card fees, which also get paid to financing
    companies.

4. You have also told us that commencing with the Company's quarterly report on
    Form 10-Q for the period ending September 30, 2009, you will classify credit
    card fees as an interest expense and not as selling, general and administrative
    expenses. Please clarify whether you intended to state that the credit card fees
    should be selling, general and administrative expenses, instead of interest
    expense, since you currently classify these fees as interest expense. Please
    address the classification for the financing discounts as well. Given the credit
    card fees and financing discounts together account for 28% and 11% of operating
    income for 2008 and the six months ended June 30, 2009, respectively, it is not
    clear whether prospective reclassification is appropriate, instead of restating prior
    periods. We may have further comment.

Exhibit Index, page 62

5. Please revise the exhibit index to indicate that the Exhibit 5.1, the legal opinion of
    Ruffa & Ruffa, P.C., has been filed with the Form S-1/A, dated September 18,
    2009.

Quarterly Report for the Period Ended June 30, 2009 on Form 10-Q/A, Filed on
September 15, 2009

6. We note your revised disclosure in response to comment 24 in our letter dated
    August 26, 2009; however, we reissue the comment in part. Since you state that
    "[t]he Company's disclosure controls and procedures are designed to provide a
    reasonable level of assurance of achieving the Company's disclosure control

objectives," please confirm to us supplementally, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Please comply with this comment in future Exchange Act filings.

*   *   *   *

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bill Ruffa, Jr., Esq.
         Ruffa & Ruffa, P.C.
         110 East 59th Street
         New York, NY 10022